Exhibit 1

            IIJ Files Annual Report on Form 20-F with the
               U.S. Securities and Exchange Commission

    TOKYO & NEW YORK--(BUSINESS WIRE)--July 23, 2004--Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJIE), Japan's leading Internet access and comprehensive solutions provider, announced that it filed with the United States Securities and Exchange Commission its annual report on Form 20-F for the year ended March 31, 2004, which includes an unqualified audit opinion with respect to its financial statements as of and for the year ended March, 31, 2004, today, July 23, 2004
(EDT).

    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJIE) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. Services range from the delivery of new generation network services over an optical-fiber infrastructure that is optimized for data communications, to the construction of pan-Asian IP backbone networks. The company also offers high-quality systems integration and security services, Internet access, hosting/housing, and content design.

    The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.


    CONTACT: IIJ Group Media/Investor Relations Office
             Tel: +81-3-5259-6310
             Email: press@iij.ad.jp
             URL: http://www.iij.ad.jp/